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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                    ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes      No  X
                                   ---     ---



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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language summary of:

     Exhibit 99.1: the Company's annual report for the fiscal year ended December 31, 2002, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on March 31, 2003.



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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            HANARO TELECOM, INC.



Date: April 8, 2003                         By:  /s/ Kyu June Hwang
                                                 -------------------------------
                                                 Name:  Kyu June Hwang
                                                 Title: Managing Director



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                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------
   99.1:       the Company's annual report for the fiscal year ended December
               31, 2002, filed with Korea Securities Dealers Association
               Automated Quotation Market ("KOSDAQ") and the Financial
               Supervisory Commission of Korea on March 31, 2003.